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July 31, 2003

BY EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Max Webb
            Scott Lieberman

              Re:  R.H. Donnelley Inc.
                   Registration Statement on Form S-4 (Reg. No. 333-104964)

Gentlemen:

     In accordance with Rule 477 promulgated under the Securities Act of 1933, R.H. Donnelley Inc. (the "Company") hereby requests that the Company's Registration Statement on Form S-4 (the "Registration Statement"), and all exhibits thereto, be withdrawn effective immediately. The Company is withdrawing the Registration Statement, which has not been declared effective in response to the staff's letter dated July 16, 2003 in which the staff indicated that it did not believe that the transaction the Company attempted to register on the Registration Statement fit within the staff positions enumerated in Exxon Capital Holdings Corporation (May 13, 1988), Shearman & Sterling (July 2, 1993), Morgan Stanley & Co. Incorporated (June 5, 1991) and Brown & Wood LLP (February 7, 1997). No securities were sold or exchanged or will be sold or exchanged under the Registration Statement.

     The filing fee for the Registration Statement was paid by electronic wire transfer to the account of the Securities and Exchange Commission at the time of the initial filing, and the Company understands that such fee may be offset against the total filing fee due for a subsequent registration statement filed prior to May 2, 2008 by the Company.

     Should you have any further questions regarding this request for withdrawal, please do not hesitate to contact the undersigned at (914) 933-6769 or Thomas C. Daniels at (216) 586-7017.

Very truly yours,

R.H. DONNELLEY INC.

By:   /s/ Robert J. Bush
    ----------------------------------------
      Robert J. Bush
      Vice President, General Counsel and
      Corporate Secretary


R.H. Donnelley Corporation

By:  /s/ Robert J. Bush
    ----------------------------------------
      Robert J. Bush
      Vice President, General Counsel and
      Corporate Secretary


R.H. Donnelley Acquisitions, Inc.

By:  /s/ Robert J. Bush*
    ----------------------------------------


R.H. Donnelley APIL, Inc.

By:  /s/ Robert J. Bush*
    ----------------------------------------


R.H. Donnelley CD, Inc.**

By:  /s/ Robert J. Bush*
    ----------------------------------------


CenDon, LLC**

By:  /s/ Robert J. Bush*
    ----------------------------------------


Get DigitalSmart.com, Inc.

By:  /s/ Robert J. Bush*
    ----------------------------------------


R.H. Donnelley Publishing & Advertising, Inc.

By:  /s/ Robert J. Bush*
    ----------------------------------------


* Signed on behalf of the directors and certain officers of each company pursuant to a power of attorney.

** These entities have subsequently been merged out of existence.